Exhibit (a)(1)(P)

PRESS RELEASE

Media Contact:

Eleni Yianas

Duravant

Vice President, Marketing

630.635.3914

eleni.yianas@duravant.com

www.duravant.com

Duravant Acquires Key Technology

Engineered equipment leader Duravant expands global offerings with acquisition of Key Technology

Downers Grove, IL – March 20, 2018 – Duravant LLC (“Duravant”), a global engineered equipment and automation solutions provider to the food processing, packaging and material handling sectors, announced the completion of its acquisition of Key Technology, Inc. (“Key Technology”) (NASDAQ: KTEC), a leading designer and manufacturer of digital sorting, inspection, conveying and processing equipment, for $26.75 per share in cash, without interest, and net of applicable withholding of taxes. The acquisition agreement was first announced on January 25, and today Duravant completed the acquisition.

As a result of the completion of the merger, Key Technology has become a wholly-owned subsidiary of Duravant and the common stock of Key Technology will no longer be listed for trading on the NASDAQ Global Select Market. Key Technology expects no further trading after the close of business on March 20, 2018.

Key Technology is a worldwide leader in advanced automation systems for food processing and other end markets. Their portfolio includes highly intelligent optical inspection and digital sorting systems, vibratory conveying systems, and process and preparation systems. With corporate headquarters in Walla Walla, Washington, and facilities in the Netherlands, Belgium, Australia and Mexico, Key Technology serves national and multi-national customers with leading-edge technical, mechanical, optical and software-based solutions designed to optimize yield, quality and efficiency.

Mike Kachmer, President and CEO of Duravant, said, “Over the last 70 years, Key Technology has built a sterling reputation in its industry by focusing on delivering efficiencies and profits to their customers. As we welcome the Key Technology team to the Duravant family of brands, we look forward to growing that legacy through continued innovation of cutting-edge solutions.”

“Key Technology is very much aligned with Duravant’s strong commitment to investment and growth, which will enable Key to accelerate the execution of our strategic priorities,” said Jack Ehren, President and CEO of Key Technology.

The transaction brings together two global engineered equipment leaders and significantly extends Duravant’s reach across food processing with new complementary products and applications. Duravant serves customers and partners in over 190 countries worldwide across multiple sectors including food and beverage, agriculture, household goods, pharmaceuticals, distribution and industrials. With a portfolio of world-class brands and automation solutions, Duravant connects equipment, integration and lifecycle management through the company’s SupportPro services.

Tender Offer Details

The tender offer for all of the outstanding shares of Key Technology common stock expired at 5:00 p.m. (Eastern Time), on Monday, March 19, 2018 (the “Expiration Time”) and was not further extended. American Stock Transfer & Trust Co., LLC, the depositary and paying agent for the tender offer, has advised Duravant that 5,510,731 shares of Key Technology common stock were tendered, representing approximately 86.2% of the shares outstanding. All of the conditions to the tender offer having been satisfied, Duravant has caused all shares tendered in the tender offer to be accepted for payment and will cause the payment for all such tendered shares as soon as practicable in accordance with the terms of the offer.

On March 20, 2018, Duravant completed its acquisition of Key Technology through the merger of a wholly owned subsidiary of Duravant with Key Technology without a vote of Key Technology’s shareholders pursuant to the Oregon Business Corporation Act Section 60.491. In connection with the merger, all Key Technology shares of common stock not purchased in the tender offer have been converted into the right to receive $26.75 per share in cash, without interest, and net of applicable withholding of taxes, the same amount paid for all shares validly tendered and not validly withdrawn in the tender offer.

Baird served as exclusive financial advisor to Key Technology. Tonkon Torp LLP served as legal advisor to Key Technology. Cleary Gottlieb Steen & Hamilton LLP served as legal counsel to Duravant.

About Duravant

Headquartered in Downers Grove, IL, Duravant is a global automation and engineered equipment company with manufacturing, sales and service facilities throughout North America, Europe and Asia. Through their portfolio of operating companies, Duravant delivers trusted end-to-end process solutions for customers and partners through engineering and integration expertise, project management and operational excellence. With worldwide sales distribution and service networks, they provide immediate and lifetime aftermarket support to all the markets they serve in the food processing, packaging and material handling sectors. Duravant’s market-leading brands are synonymous with innovation, durability and reliability. For more information, visit www.duravant.com.

About Key Technology

Key Technology is a global leader in the design and manufacture of automation systems including digital sorters, conveyors, and other processing equipment. Applying processing knowledge and application expertise, Key helps customers in the food processing and other industries improve quality, increase yield, and reduce cost. Key manufactures its products at its headquarters in Walla Walla, Washington, USA; in Beusichem, the Netherlands; Hasselt, Belgium; and Redmond, Oregon, USA. Key’s domestic facilities are certified to the ISO 9001:2008 standard. Key offers customer demonstration and testing services at five locations including Walla Walla, Beusichem, and Hasselt as well as Sacramento, California, USA and Melbourne, Australia; and maintains a sales and service office in Santiago de Queretaro, Mexico. For more information, visit www.key.net.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements. When used in this press release, the words “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “is expected,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “can,” “could,” “potential,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risks. Neither Duravant nor Key Technology assumes any obligations to update any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

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